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Exhibit (a)(5)(i)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

DANIEL F. RAIDER,
Plaintiff,
v.	Civil Action No.
FREDRICK M. WEISBERG, ARNOLD ADDISON, JOHN GILBERT, WILL C. WOOD, LAWRENCE WEISSBERG, THE LAWRENCE WEISSBERG REVOCABLE LIVING TRUST U/D/T DATED NOVEMBER 25, 1992, and DOVER INVESTMENTS CORPORATION
Defendants. :

COMPLAINT

        Plaintiff alleges on information and belief, except as to paragraph 1 which is alleged on knowledge, as follows:

PARTIES

        1.     Plaintiff Daniel F. Raider ("Plaintiff') is the registered owner (in joint tenancy with his wife) of 2200 shares of Class A common stock and 250 shares of Class B common stock of Dover Investments Corporation ("Dover" or "the Company"). Plaintiff also holds (in street name) 272 shares of Dover Class A common stock in joint tenancy with his wife and 1,000 shares of Dover Class A common stock and 1,400 shares of Dover Class B common stock in his IRA account. After concluding a career as corporate counsel of a major corporation, Plaintiff has been, since 1999, self-employed as a private investor.

        2.     Dover is a Delaware corporation with principal executive offices in San Francisco, California. Dover's primary business is residential real estate development. Dover has approximately 1,006,000 million shares of Class A common stock and 311,000 shares of Class B common stock outstanding. When voting to elect directors, Class A shareholders separately elect one director, while Class B shareholders separately elect three directors. In all matters voted jointly, Class B shares receive ten votes per share, while Class A shares receive one vote per share. Therefore, it is the Class B shareholders who control the Company.

        3.     Defendant Lawrence Weissberg is the founder of Dover and was the Company's Chairman, President, and Chief Executive Officer until December 2001, when he was succeeded by his son Frederick. Lawrence Weissberg, at all relevant times, either directly or through his trust, has controlled the Company. Starting in 1999, Lawrence Weissberg, in breach of his fiduciary duties to the minority shareholders, caused options to be issued to him and exercised options roughly equivalent to 10% of all Dover shares outstanding, at exercise prices below fair value, thereby substantially diluting the value of the minority's interest in Dover.

        4.     Defendant The Lawrence Weissberg Revocable Living Trust U/D/T dated November 25, 1992 ("the Trust") was formed by Dover founder, former chairman, and controlling shareholder Lawrence Weissberg for estate planning and succession purposes. The assets of the Trust include 431,021 shares of Dover Class A common stock (or 42.84% of all outstanding Class A stock) and 245,114 shares of

Dover Class B common stock (or 78.82% of all outstanding Class B stock). The co-trustees of the Trust are defendant Frederick M. Weissberg, his brother William Weissberg, and Frederick M. Weissberg's uncle, Marvin Weissberg. As co-trustees, Frederick, William and Marvin Weissberg share power to vote and dispose of the shares of Dover stock held by the Trust, and therefore elect the three Class B directors. The Trust controls nearly 3 million of the roughly 4.4 million available shareholder votes and, therefore, exercises complete control over the Company.

        5.     Defendant Frederick M. Weissberg ("Weissberg) is presently the Chairman of Dover's Board of Directors, President of the Company, and co-trustee of the Trust that elects the three class B directors. Weissberg was appointed a Class B Director, Chairman of the Board of Directors and President of the Company effective December 11, 2001, concurrently with Lawrence Weissberg's resignation as a director, Chairman of the Board of Directors and President of the Company for health related reasons. Weissberg is a son of Lawrence Weissberg. Weissberg owns 31,364 shares or 3.12% of the Company's Class A stock and controls 431,024 shares or 42.84% of the Company's Class A shares as co-trustee for the Trust. Weissberg and Lawrence Weissberg are the primary recipients of the options awarded under the Company's 1995 Stock Option Plan, Amended and Restated, Effective January 28, 2003. Since he was elected by the Trust to serve as a Class B director, he is an interested director for purposes of evaluating the Trust's offer to buy out all publicly owned shares at $24.50 per share.

        6.     The Trust, Lawrence Weissberg, Weissberg and Marvin M. Weissberg are sometimes collectively referred to herein as the "Weissberg Shareholders."

        7.     Defendant Arnold Addison ("Addison") is a self-employed real estate investor. He has served as a Class A Director of the Company from 1992 until May 2002, and then as a Class B Director since May 2003. Since he was elected by the Trust to serve as a Class B director, he is an interested director for purposes of evaluating the Trust's offer to buy out all publicly owned shares at $24.50 per share.

        8.     Defendant John Gilbert ("Gilbert") is a self-employed financial consultant who has served as a Class B Director of the Company since 1993. Since he was elected by the Trust to serve as a Class B director, he is an interested director for purposes of evaluating the Trust's offer to buy out all publicly owned shares at $24.50 per share.

        9.     Defendant Will C. Wood ("Wood") is a principal at the financial advisory firm of Kentwood Associates. He served as a Class B Director of the Company from 1992 until May 2002, and has served as a Class A Director since May 2003. Significantly, according to the ownership percentages of Class A common stock disclosed in Dover's March 2004 Proxy Statement, a coalition of the Trust (42.84% ownership), Weissberg (3.12% ownership), Wood (1.24% ownership), and Company Chief Financial Officer Erika Kleczek ("Kleczek")(2.82% ownership) control the majority of the Company's Class A shares. Thus, even overlooking that Wood was elected a Class B Director by the majority shareholder for a decade before becoming a Class A Director, Wood is an interested director for purposes of evaluating the Trust's offer to buy out all publicly owned shares at $24.50 per share since he was essentially elected to the board by the Weissberg Shareholders and those beholden to them.

CLASS ACTION ALLEGATIONS

        10.   Plaintiff brings this action individually and as a class action pursuant to Court of Chancery Rule 23 on behalf of all Dover stockholders except defendants and any persons, trusts, corporations or other entities affiliated with defendants (the "Class").

        11.   This action is properly maintainable as a class action for the following reasons:

          a.     The Class is so numerous that joinder of all members is impracticable. Over 575,000 Dover Class A and 65, 000 Dover Class B shares are held by hundreds of shareholders who are not defendants or affiliated with the Weissberg Shareholders.

          b.     There are questions of law and fact which are common to the Class including, inter alia, the following:

              (i)  whether the proposed going-private transaction complained of herein is entirely fair to the members of the Class;

             (ii)  whether defendants have breached their fiduciary duties to the members of the Class in connection with such transaction; and

            (iii)  whether Plaintiff and the members of the Class are entitled to injunctive relief or damages in connection with such transaction.

          c.     Plaintiff's claims are typical of the claims of the other members of the Class in that all members of the Class are similarly affected by the wrongs complained of herein.

          d.     Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff has no interests which conflict with those of the Class, and Plaintiff is therefore an adequate representative of the Class.

          e.     The prosecution of separate actions by individual members of the Class would create the risk of (i) inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or (ii) adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

          f.      Defendants have acted on grounds generally applicable to and causing injury to the Class, and preliminary and final rescissory relief on behalf of the Class as a whole is therefore appropriate.

SUBSTANTIVE ALLEGATIONS

        12.   In Fiscal 1999, Dover's Compensation Committee, consisting of defendants Gilbert and Wood, awarded Lawrence Weissberg options to purchase 100,000 shares of Class A stock at the price of $13.20 per share. Lawrence Weissberg acquired 83,366 shares on exercise of options in Fiscal 1999. The shares so acquired are now held by the Trust. The option grants were at prices substantially below the book value of the stock. Lawrence Weissberg's award served to dilute the interests of the minority shareholders.

        13.   In Fiscal 2000, Dover's Compensation Committee, consisting of defendants Gilbert and Wood, awarded Lawrence Weissberg options to purchase 35,000 shares of Class A stock at the price of $12.10 per share. Lawrence Weissberg acquired 50,000 shares on exercise of options in Fiscal 2000. The shares so acquired are now held by the Trust. These awards were at prices substantially below the book value of the stock. For example, according to the Company's balance sheet as reported in its Form 10K for the year ending December 31, 2000, the Company held cash and cash equivalent assets alone of $17.12 per share. The issuance and exercise of these options served to dilute the interests of the minority shareholders.

        14.   In Fiscal 2002, the Compensation Committee, consisting of defendants Gilbert and Wood, awarded Weissberg options to purchase 25,000 shares of Class A stock at the price of $16.61 per share and 10,000 shares of Class A stock at $15.675. These awards were at prices substantially below the book value of the stock. The issuance of these options further threatens to dilute the interests of the minority shareholders. According to the Company's 2004 Proxy Statement, Weissberg has 11,666 exercisable options.

        15.   The issuance of these options to Weissberg and Lawrence Weissberg serves no legitimate business purposes and constitutes a breach of the directors' fiduciary duties to the minority shareholders. Lawrence Weissberg, individually and through the Trust, and co-trustee Weissberg, already controlled the Company before the issuance and exercise of the options mentioned above. As such, there was no need to provide any additional stock incentives to them.

        16.   In May 2003, Leeward Investments, LLC, owner of approximately 10.4% of all outstanding Dover Class A shares, made an offer to buy all outstanding Dover shares at a price of $31 per share. In a press release dated May 20, 2003, the Company explained that Lawrence Weissberg (through the Trust), would not sell:

    Dover Investments Corporation (the "Company") (DOVRA)(DOVRB) announced today that its Board of Directors has decided to take no action with respect to an unsolicited proposal from Leeward Capital, L.P., a stockholder of the Company, to enter into discussions with the Company regarding a possible acquisition of the outstanding shares of the Company's stock. The Board concluded that any such discussions with Leeward Investments, LLC would be futile and a waste of corporate resources, since Mr. Lawrence Weissberg, as the Company's majority stockholder, has no interest in selling his shares of the Company's stock.

        17.   Only eight months later, the Trust offered to take the Company private, offering to pay $24.50 per share for all outstanding publicly-owned shares ("the Proposed Transaction"). In a press release dated January 27, 2004, the Company claimed that the $24.50 offer constituted a substantial premium over the market value of the Dover common stock:

    Dover Investments Corporation (DOVRA) (DOVRB) announced today that it has received a proposal from The Lawrence Weissberg Revocable Living Trust, the Company's majority stockholder, to take the Company private in a transaction in which all stockholders of the Company (other than the Trust and others who join the Trust in taking the Company private) would receive $24.50 in cash for each share of the Company (the "Shares") that they own. This per share price is approximately 25.2% and 30.4% higher than the $19.57 average sale price for a share of Class A Common Stock and $18.79 average sale price for a share of Class B Common Stock, respectively, from July 1, 2003 through January 16, 2004 (in each case as reported by the OTC Bulletin Board).

    A special committee of independent directors will evaluate the proposal. The special committee has been granted the full authority of the Board of Directors of the Company to evaluate the Trust's proposal. The Board of Directors expects that the special committee will engage its own financial advisor and legal counsel in connection with the proposed transaction.

        18.   The Proposed Transaction is patently unfair to the minority shareholders for a variety of reasons:

    a.
    According to Dover's balance sheet for the year ending December 31, 2003, the book value of the Dover stock exceeds $37 per share and the liquidation value exceeds $34 per share. Almost all public real estate development companies trade no lower than liquidation value and most trade at a substantial premium over book value.

    b.
    According to Dover's balance sheet for the year ending December 31, 2003, Dover has assets of cash and cash equivalents alone in excess of $23.8 million, or $17.50 per share.

    c.
    According to Dover's balance sheet for the year ending December 31, 2003, Dover has assets "property held for development" listed at $22.3 million and "homes held for sale" at $8.1 million. According to Dover's SEC form 10K/SB, these assets are listed at the lower of cost or fair market value. It is almost certain that these assets are being carried at cost and therefore the balance sheet significantly understates these assets' true value for acquisition purposes. Dover's substantial property holdings in Northern California's supercharged residential real estate market are not being evaluated at fair market value and that value is not reflected in the Trust's offer.

    d.
    The excessive issuance of options to Lawrence Weissberg and Weissberg (over 11% of all shares outstanding since 1999, as detailed above) has artificially depressed earnings per share and diluted the value of the minority holdings. For example, Dover's net income for the year ending December 31, 2001 was $2.42 million or $2.01 diluted earnings per share. Dover's net income improved to $2.49 million in the year ending December 31, 2003, yet diluted earnings per share were $1.87, or $.14 worse in a more profitable year due to the excessive issuance of options, as described above. The Trust's offer does not fairly compensate the minority shareholders for the majority's dilution of the minority's interest.

    e.
    As detailed above, all the directors are elected and controlled by the Trust and Weissberg. Therefore, the special committee formed by allegedly "independent" directors to evaluate the fairness of the proposed minority buyout cannot be trusted to fairly and adequately represent the interests of the minority shareholders. These same directors approved the issuance of excessive options to Weissberg and Lawrence Weissberg and refuse to pay dividends.

    f.
    That the minority shareholders are being strong-armed to accept an unfair price is evidenced by the Trust's May 2003 rejection of a much more generous offer of $31 per share by Leeward Investments, while the Trust now offers the minority only $24.50 per share, even as Dover is expected to exceed the prior year's earnings.

CLAIM FOR RELIEF

        19.   Plaintiff repeats and realleges the foregoing allegations as if fully set forth herein.

        20.   As officers, directors and controlling shareholders, defendants owe Dover's minority shareholders the highest obligations of good faith and loyalty, particularly in dealings between the Weissberg Shareholders and the minority shareholders.

        21.   The Proposed Transaction is a blatant attempt by the Weissberg Shareholders to appropriate from Dover's minority shareholders their fair, proportionate interest in Dover's current value and future growth.

        22.   The price offered to the minority shareholders in the Proposed Transaction is unfair and grossly inadequate from both a financial and process perspective. From a financial perspective, the fair value of Dover common stock, as determined by any objective valuation measure, is materially in excess of the value of the consideration the Trust proposes to pay. The Proposed Transaction does not offer consideration approaching Dover's going concern value. From a process perspective, the Proposed Transaction is unaccompanied by any procedural safeguards, except a sham Special Committee which is not meaningfully independent from the Weissberg Shareholders.

        23.   Because defendants possess non-public, proprietary information concerning Dover's financial affairs and prospects, the degree of knowledge and economic power between defendants and Class members is unequal, making it inherently unfair for the Weissberg Shareholders to freeze-out Dover's minority shareholders for the unfair and inadequate consideration they, through the Trust, have proposed.

        24.   Because the Weissberg Shareholders control Dover, no auction or market check can be conducted to establish Dover's transactional worth. Thus, the Weissberg Shareholders have the power and are exercising their power to enable the Trust to acquire Dover's minority shares and dictate terms which are in the Weissberg Shareholders' best interest, without competing bids and regardless of the wishes or best interests of Class members or the intrinsic value of Dover's stock.

        25.   Plaintiff and the Class will suffer irreparable harm unless defendants are enjoined from breaching their fiduciary duties to the Class and from carrying out their plan to deprive the minority shareholders of their fair proportionate interest in Dover.

        WHEREFORE, Plaintiff requests relief as follows:

        A.    Certifying this action as a class action, Plaintiff as Class representative, and his attorneys as Class counsel;

        B.    Preliminarily and permanently enjoining the Proposed Transaction;

        C.    Should the Proposed Transaction be consummated prior to the entry of final judgment, rescinding the Proposed Transaction or awarding rescissory damages to the Class;

        D.    Imposing a constructive trust on all profits and benefits the Individual Defendants have obtained as a result of the wrongs complained of;

        E.    Directing Defendants to account to the Class for all damages Class members have sustained as a result of defendants' breaches of their fiduciary duties;

        F.    Awarding Plaintiff the costs of this action, including an allowance for the reasonable fees and expenses of Plaintiff's attorneys and experts; and

        G.    Granting such other and further relief as the Court deems just and appropriate in the premises.

ROSENTHAL MONHAIT GROSS & GODDESS, P.A.
By:	/s/ JOSEPH A. ROSENTHAL Joseph A. Rosenthal (Del. Bar No. 234) Suite 1401, 919 Market Street P.O. Box 1070 Wilmington, Delaware 19899 (302) 656-4433 Attorneys for Plaintiff

OF COUNSEL:

SCHUBERT & REED LLP
Suite 1660, Two Embarcadero Center
San Francisco, CA 94111
(415) 788-4220

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IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE IN AND FOR NEW CASTLE COUNTY
COMPLAINT
PARTIES
CLASS ACTION ALLEGATIONS
SUBSTANTIVE ALLEGATIONS
CLAIM FOR RELIEF